Exhibit 4.14
DESCRIPTION OF EQUIFAX INC.
SECURITIES REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

General

Equifax Inc. (“Equifax”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $1.25 per share (“common stock”). Equifax is authorized to issue 300,000,000 shares of common stock and 10,000,000 shares of preferred stock, $0.01 par value per share. No shares of preferred stock are currently issued or outstanding.

The general terms and provisions of our common stock are summarized below. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (our “articles of incorporation”) and our Amended and Restated Bylaws (our “bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.14 is a part. We encourage you to read our articles of incorporation and bylaws and the applicable provisions of the Georgia Business Corporation Code (“GBCC”) for additional information.

Description of Common Stock

Voting and Other Rights

Holders of Equifax common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders. Except as otherwise required by Equifax’s articles of incorporation or bylaws or by applicable law or stock exchange rules, action on any matter, including the election of directors in uncontested elections, is approved if the votes cast favoring the action exceed the votes cast opposing the action. Holders of common stock do not have cumulative voting rights in the election of directors. Holders of common stock also do not have any preemptive, subscription, redemption, sinking fund, or conversion rights. All outstanding shares of Equifax common stock are fully paid and nonassessable.

Distributions

Common stock dividends are subject to preferences, if any, on any outstanding shares of preferred stock. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by Equifax’s board of directors out of legally available funds. If Equifax liquidates, dissolves, or winds up its affairs, holders of common stock are entitled to share proportionately in the assets available for distribution to such holders after Equifax pays its creditors and the holders of any preferred stock it has outstanding at the time of liquidation.

Anti-Takeover Effects of Equifax’s Articles of Incorporation and Bylaws

Some provisions of Equifax’s articles of incorporation and bylaws could have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider to be in his, her or its best interests, including those attempts that might result in a premium over the market price for the shares held by shareholders. These provisions include, but are not limited to, those described in the following sections.

Authorized but Unissued Shares

Equifax’s authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval except as may be required by applicable stock exchange rules or Georgia law. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of Equifax’s common stock by means of a proxy contest, tender offer, merger or otherwise. Equifax will not solicit approval of its shareholders for issuance of common and preferred stock unless the Equifax board believes that approval is advisable or is required by applicable stock exchange rules or Georgia law.

Preferred Stock Terms Established by Board

Equifax’s articles of incorporation authorize its board of directors to create and provide for the issuance of one or more series of preferred stock, without the approval of Equifax shareholders. If preferred stock is issued, Equifax’s board may fix the designations, relative rights, preferences, and limitations of the shares of each series, provided that the holders of shares of preferred stock will not be entitled to more than the greater of (i) one vote per $100 liquidation value or (ii) one vote per share. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under some circumstances, make it more difficult for a third party to gain control of Equifax, discourage bids for Equifax common stock at a premium, or otherwise adversely affect the market price of the common stock. Under certain circumstances, the terms of any preferred stock that is subsequently issued could also restrict dividend payments to holders of Equifax common stock or restrict Equifax’s ability to repurchase or redeem shares.

Number of Directors; Filling Vacancies

Pursuant to the articles of incorporation, Equifax’s board must consist of between nine and twenty directors with the exact number to be determined by the board of directors. Vacancies on the board will be filled by the affirmative vote of a majority of the remaining directors (and not the shareholders), even if less than a quorum remains in office. Therefore, unless the articles of incorporation are amended, the board could prevent any shareholder from enlarging the board of directors and filling the new directorships with the shareholder’s own nominees.

No Shareholder Action by Written Consent; Special Meetings

Subject to the rights of any holders of preferred stock to elect additional directors under specified circumstances, shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by less than unanimous written consent. This provision effectively prevents the holders of Equifax stock from unilaterally using the written consent procedure to take shareholder action.

Special meetings of shareholders can be called by the Chairman of the Board, the presiding director, the Chief Executive Officer or the board or upon written request to the Corporate Secretary signed by the holders of all of the outstanding shares entitled to vote at the proposed special meeting. Moreover, any special meeting of shareholders is limited to the business in the notice of the special meeting sent to shareholders before the meeting. These procedural requirements effectively prevent shareholders from requesting a special meeting and delay consideration of a shareholder proposal until Equifax’s next annual meeting.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

Only people who are nominated by, or at the direction of, the board of directors, or by a shareholder who has given the proper written notice prior to a meeting at which directors are to be elected, will be eligible for election as directors. Business conducted at an annual meeting is limited to the business brought before the meeting by, or at the direction of, the Chairman, the board, or a shareholder who has given proper notice. A shareholder’s notice to Equifax proposing to nominate a person for election as a director must also contain certain information described in the bylaws. Some of the effects of the provisions described above and in the bylaws include:

Anti-Takeover Laws

Equifax is a Georgia corporation and has elected to be governed by the “business combination” and “fair price” provisions of the GBCC that could be viewed as having the effect of discouraging an attempt to obtain control of Equifax.

Sections 14-2-1131 through 1133 of the GBCC generally prohibit a corporation which has adopted a bylaw provision electing to be covered thereby from engaging in any “business combination” with an “interested shareholder” for a period of five years from the date such person becomes an interested shareholder, unless the interested shareholder:

•prior to becoming an interested shareholder, obtained the approval of Equifax’s board of directors for either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•becomes the owner of at least 90% of Equifax’s outstanding voting stock in the same transaction in which the interested shareholder became an interested shareholder, excluding for purposes of determining the number of shares outstanding those shares owned by Equifax’s officers, directors, subsidiaries, and certain employee stock plans; or

•subsequent to becoming an interested shareholder, acquires additional shares resulting in ownership of at least 90% of Equifax’s outstanding voting stock and obtains approval of the business combination by the holders of a majority of Equifax’s voting stock entitled to vote thereon, other than those shares held by the interested shareholder, Equifax’s officers, directors, subsidiaries, and certain employee stock plans.

The term “business combination” refers to a merger, consolidation, or other specified corporate transaction. The term “interested shareholder” refers to any person who is the beneficial owner of 10% or more of the voting power of Equifax’s outstanding voting shares, or is an affiliate of Equifax and was a 10% or more beneficial owner of the voting power of Equifax outstanding voting shares at any time within the preceding two years.

Equifax’s “business combination” bylaw provision may be repealed only by an affirmative vote of two-thirds of the directors not affiliated with an interested shareholder and a majority of the votes entitled to be cast by the outstanding voting shares, other than shares beneficially owned by any interested shareholder, and shall not be effective until 18 months after that shareholder vote. The GBCC provides that a Georgia corporation which has thus repealed such a bylaw may not thereafter readopt that bylaw.

The “fair price” provisions contained in the Sections 14-2-1110 through 1113 of the GBCC and Equifax’s bylaws require, generally, in connection with a merger or similar transaction between Equifax and an “interested shareholder,” the unanimous approval of Equifax’s directors not affiliated with the interested shareholder or the affirmative vote of two-thirds of these directors and a majority of the outstanding shares held by disinterested shareholders, unless:

•within the past three years the interested shareholder has not increased its shareholdings by more than 1% in any 12-month period; or

•all shareholders receive at least the same consideration for their shares as the interested shareholder previously paid.

The fair price provisions may be revised or rescinded only upon the affirmative vote of at least two-thirds of the directors not affiliated with an interested shareholder and a majority of the outstanding shares held by disinterested shareholders. For purposes of the “fair price” bylaw provision, the term “interested shareholder” is defined in the same manner as the business combination provisions.

Amendments

Equifax’s articles of incorporation and bylaws generally may be amended by a majority vote of its shareholders, but some provisions, including some of the provisions described above, can only be amended by an affirmative vote of the holders of at least two-thirds of the then-outstanding voting stock. This two-thirds approval requirement prevents a shareholder or group of shareholders with only a majority of the common stock from circumventing the requirements of these provisions by simply amending or repealing them. Equifax’s articles of incorporation further provide that the bylaws may be amended by Equifax’s board of directors.